MidAmerican Energy Company
P.O. Box 657
Des Moines, Iowa 50303-0657

July 1, 2008

VIA EDGAR AND FACSIMILE

Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	MidAmerican Funding, LLC, File No. 333-90553
MidAmerican Energy Company, File No. 333-15387
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008

Dear Mr. Thompson:

This correspondence is being filed in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) by letter dated June 26, 2008 (“Comments”) with respect to MidAmerican Funding, LLC (“MidAmerican Funding”) and MidAmerican Energy Company (“MidAmerican Energy” and together with MidAmerican Funding, the “Company”) and their Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K”). The numbering below corresponds to the numbering of the Comments, which have been incorporated into this response letter in italics.

Mr. William Thompson
U.S. Securities and Exchange Commission
July 1, 2008
Page 2

Form 10-K for Fiscal Year Ended December 31, 2007

Note (8) Long-Term Debt, page 103

1.
We note your disclosure on page 104 that MidAmerican Energy is required to maintain its common equity level above 42 percent of total capitalization.  As such, please disclose the amount of retained earnings or net income restricted or free of restrictions.  Refer to Rule 4-08(e)(1) of Regulation S-X.  Also, with regard to MidAmerican Funding, please disclose the amount of restricted net assets of consolidated subsidiaries as of the end of the most recently completed fiscal year.  Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

Response:  In response to the Staff’s comment, MidAmerican Energy and MidAmerican Funding commit to including the following disclosure, using December 31, 2007 data for illustrative purposes, in their notes to financial statements in future filings:

MidAmerican Energy (in response to Rule 4-08(e)(1))

“As a result of its regulatory commitment to maintain its common equity level above 42% of total capitalization, MidAmerican Energy had $477 million available to dividend at December 31, 2007.”

MidAmerican Funding (in response to Rule 4-08(e)(3)(ii))

“As a result of MidAmerican Energy’s regulatory commitment to maintain its common equity level above 42% of total capitalization, MidAmerican Funding had restricted net assets of $1.8 billion at December 31, 2007.”

Item 9A(T).  Controls and Procedures, page 114

2.
You state that your respective chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic SEC filings.  Please tell us and revise future filings to disclose, if true, that your respective chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply state that your disclosure controls and procedures were effective.  Refer to Exchange Act Rule 13a-15(e).  Please also similarly revise your disclosure in future filings on Form 10-Q.

Mr. William Thompson
U.S. Securities and Exchange Commission
July 1, 2008
Page 3

Response:  In response to the Staff’s comment, the Company confirms to the Commission that its chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Additionally, the Company will replace in future filings on Form 10-K and Form 10-Q the second sentence of the disclosure included in the Disclosure Controls and Procedures section of Item 9A(T) of the Company’s Form 10-K for the year ended December 31, 2007, with the following:

“Based upon that evaluation, the Company’s (MidAmerican Energy or MidAmerican Funding, as applicable) management, including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including the Company’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Mr. William Thompson
U.S. Securities and Exchange Commission
July 1, 2008
Page 4

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 515.281.2979.

Sincerely,

/s/ Thomas B. Specketer
Thomas B. Specketer
Vice President and Controller
MidAmerican Energy Company